March 13, 2019

Athena Countouriotis
Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 225
San Diego, CA 92121

       Re: Turning Point Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2019
           CIK No. 0001595893

Dear Ms. Countouriotis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Repotrectinib, page 3

1. Please disclose here the adverse events for the Phase 1 portion of TRIDENT-1.
Implications of Being an Emerging Growth Company, page 6

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Athena Countouriotis
FirstName LastNameAthenaInc.
Turning Point Therapeutics, Countouriotis
Comapany2019
March 13, NameTurning Point Therapeutics, Inc.
March 13, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Our amended and restated certificate of incorporation, page 61

3. We note that your forum selection provision identifies the Court of Chancery of the
         State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to
         Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Use of Proceeds, page 70

4. We note your disclosure that you intend to use net proceeds to fund portion of the costs for the ongoing clinical development of TRIDENT-1, and the development of your preclinical candidates, including TPX-0046 and TPX-0022 and your next-generation ALK inhibitor candidate once selected. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources.
         Refer to Instruction 3 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Determination of the Fair Value of Common Stock, page 85

5. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Business
Overview, page 90

6. We note your disclosure on page 91 that "[t]hree Grade 5 TEAEs have occurred, with two determined to not be related to treatment." Please disclose the facts and circumstances of all three Grade 5 TEAEs.
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-4

7. Please file as exhibits the various agreements you have with your executive officers, as
 Athena Countouriotis
Turning Point Therapeutics, Inc.
March 13, 2019
Page 3
      disclosed on pages 146 and 147, or tell us why you believe you are not required to file them. Please refer to Item 601(b)(10)(iii) of Regulation S-K.
       You may contact Bonnie Baynes at (202) 551-4924 or Keven Vaughn at (202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-8071
with any other questions.



                                                           Sincerely,
FirstName LastNameAthena Countouriotis
                                                           Division of
Corporation Finance
Comapany NameTurning Point Therapeutics, Inc.
                                                           Office of Healthcare
& Insurance
March 13, 2019 Page 3
cc:       Charles J. Bair, Esq.
FirstName LastName